EXHIBIT 12.1

ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
Consolidated income	$ 104,546	$ 95,500	$ 242,178	$ 220,506	$ 120,295
Add: Minority interest	3,859	2,947	2,472	2,253	1,226
Provision for taxes	5,293	1,634
Less: Equity in (income)/loss of unconsolidated
affiliates	13,960	(35,253)	(25,358)	(24,119)	(13,477)

Consolidated pre-tax income before
minority interest and equity in income
of unconsolidated affiliates	127,658	64,828	219,292	198,640	108,044
Add: Fixed charges	151,338	111,141	63,172	42,706	23,325
Amortization of capitalized interest	579	363	217	167	112
Distributed income of equity investees	31,882	57,662	45,054	37,267	6,008

Subtotal	311,457	233,994	327,735	278,780	137,489
Less: Interest capitalized	(1,595)	(1,083)	(2,946)	(3,277)	(153)
Minority interest	(3,859)	(2,947)	(2,472)	(2,253)	(1,226)

Total earnings	$ 306,003	$ 229,963	$ 322,317	$ 273,250	$ 136,110

Fixed charges:
Interest expense	$ 140,806	$ 101,580	$ 52,456	$ 33,329	$ 16,439
Capitalized interest	1,595	1,083	2,946	3,277	153
Interest portion of rental expense	8,937	8,478	7,770	6,100	6,733

Total	$ 151,338	$ 111,141	$ 63,172	$ 42,706	$ 23,325

Ratio of earnings to fixed charges	2.02x	2.07x	5.10x	6.40x	5.84x

        These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

Add the following, as applicable:

•	consolidated pre-tax income before minority interest and income or loss from equity investees;
•	fixed charges;
•	amortization of capitalized interest;
•	distributed income of equity investees; and
•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;
•	preference security dividend requirements of consolidated subsidiaries; and
•	minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

        The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses (equal to one-third of rental expense); and preference dividend requirements of consolidated subsidiaries.